UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

February 22, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES DIVIDEND POLICY AND PROPOSAL FOR DISTRIBUTION OF PROFITS

The Board of Directors of Bancolombia S.A (“Bancolombia”), at the meeting held today, has established the following dividend policy:

(i)	Bancolombia will seek to maintain, on average, an optimal level of core equity Tier 1 at a consolidated level of between 11 and 12%, sufficient to meet the growth and dynamics expected of the business, maintaining prudent standards above regulatory levels.

(ii)	The profit proposal for distribution of profits of the Board of Directors will seek to prioritize the return of capital to shareholders and, as such, the profits necessary to maintain the optimum level of solvency will be reserved and the remainder will be distributed to the shareholders.

Based on this policy, the Board of Directors decided to submit for the consideration of its shareholders at the next General Shareholders’ Meeting in March, a distribution of profits proposal as follows:

(i)	The payment of an annual dividend of COP 3,120 per share, payable in four quarterly installments of COP 780 per share per quarter, on the following dates: April 1st, July 1st, October 3rd, 2022 and January 2nd, 2023. The dividends to be submitted for consideration by the General Shareholders’ Meeting will apply to both outstanding common shares and preferred shares.
(ii)	The creation of a specific reserve (reserva ocasional) for the strengthening of equity and the entity’s future growth in the amount of COP 2.5 billion.
(iii)	A specific reserve (reserva ocasional) available to the Board of Directors for donations to social benefit projects in the amount of COP 30,000 million.

This dividend is the result of an environment marked by economic recovery, which is reflected in better results for the fiscal year.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371

The table below is the proposal for distribution of profits that the Board of Directors will present for approval in the General Shareholders’ Meeting (all numbers are in Colombian pesos):

Gross profit 2021	5,243,412,678,921.91
Provisions for income tax and deferred tax	(1,093,709,094,797.78)

Net profit fiscal year 2021		4,149,703,584,124.13

Taxed occasional reserve release		5,991,772,033.96
Untaxed occasional reserve release		804,566,994,006.00
Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2021		539,096,670,471.71

Plus release of proceeds for payment of preferred shares dividends		57,701,443,512.78

Total to be distributed		5,557,060,464,148.58

Specific reserve for the strengthening of equity and future growth	2,526,160,224,148.58

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2021, in the amount of $3,120 per share, to be paid as follows: $780 per share per quarter on the following dates: April 1st, July 1st, October 3rd 2022 and January 2nd 2023.	3,000,900,240,000.00

Specific reserve available to the Board of Directors for donations to social benefit projects	30,000,000,000.00

TOTALS	5,557,060,464,148.58	5,557,060,464,148.58

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371

The ex-dividend period will correspond to the period between the first business day of payment of dividends on the respective shares and the four stock market business days immediately prior to such date, as follows:

Ex-Dividend Date	Payment Date
March 28, 2022	April 1, 2022
June 24, 2022	July 1, 2022
September 27, 2022	October 3, 2022
December 27, 2022	January 2, 2023

(*) The dates of the ex-dividend period will be subject to adjustment in accordance with the instructions of the Colombian Stock Exchange.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 22, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance